UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

iRobot Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

462726100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grinnell More

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATE OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 144,154

	6.	Shared Voting Power 858,479

	7.	Sole Dispositive Power 144,154

	8.	Shared Dispositive Power 858,479

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,002,633

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer iRobot Corporation
	(b)	Address of Issuer’s Principal Executive Offices 63 South Avenue, Burlington, Massachusetts 01803

Item 2.
	(a)	Name of Person Filing Grinnell More
	(b)	Address of Principal Business Office or, if none, Residence c/o Truehand, Inc. 109 Anawan Avenue Boston, Massachusetts 02132-2012
	(c)	Citizenship UNITED STATE OF AMERICA
	(d)	Title of Class of Securities Common Stock, Par Value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number 462726100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,002,633
(b) Percent of class: 4.2%

The foregoing percentage is calculated based on the 23,710,444 shares of Common Stock of iRobot Corporation outstanding as of 28 October 2006 as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 7, 2006.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 144,154
(ii) Shared power to vote or to direct the vote 858,479
(iii) Sole power to dispose or to direct the disposition of 144,154
(iv) Shared power to dispose or to direct the disposition of 858,479

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007
Date
/s/ Grinnell More
Signature
Grinnell More
Name/Title